UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number 1-11607

DTE ENERGY COMPANY DEFINED CONTRIBUTION PLANS
DTE Energy Company Savings and Stock Ownership Plan
DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America
DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers
DTE Gas Company Investment and Stock Ownership Plan

DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279

DTE Energy Company Defined Contribution Plans

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Schedule of Assets (Held at End of Year) — DTE Energy Company Savings and Stock Ownership Plan	12

Schedule of Assets (Held at End of Year) — DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America	13

Schedule of Assets (Held at End of Year) — DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers	14

Schedule of Assets (Held at End of Year) — DTE Gas Company Investment and Stock Ownership Plan	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 19, 2020

To the Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Energy Company Defined Contribution Plans

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the DTE Energy Company Savings and Stock Ownership Plan (the “SSOP”), the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (the “Local 223 Plan”), the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers (the “Local 17 Plan”), and the DTE Gas Company Investment and Stock Ownership Plan (the “Gas ISOP”), collectively referred to as the “DTE Energy Company Defined Contribution Plans” (the “Plans”), as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the year ended December 31, 2019, as well as the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2019 and 2018, and the changes in their net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Energy Company Defined Contribution Plans
June 19, 2020
Page Two

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONTINUED)

Supplementary Information

The supplementary information contained in the schedules of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audits of the Plans’ financial statements. The supplementary information is the responsibility of the Plans’ management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

We have served as the auditor of the SSOP, the Local 223 Plan, and the Local 17 Plan since 2002, and we have served as the Gas ISOP’s auditor since 1999.

DTE Energy Company Defined Contribution Plans

Statements of Net Assets Available for Benefits

	December 31, 2019
	SSOP	Local 223 Plan	Local 17 Plan	Gas ISOP	Total (Memorandum Only)
	(In thousands)
ASSETS
Participant-directed investment in DTE Energy Company Master Plan Trust, at fair value (Note 4)	$1,900,350	$784,414	$157,007	$86,744	$2,928,515
Notes receivable from participants	25,260	19,422	3,045	1,944	49,671
Net Assets Available for Benefits	$1,925,610	$803,836	$160,052	$88,688	$2,978,186

	December 31, 2018
	SSOP	Local 223 Plan	Local 17 Plan	Gas ISOP	Total (Memorandum Only)
	(In thousands)
ASSETS
Participant-directed investment in DTE Energy Company Master Plan Trust, at fair value (Note 4)	$1,615,186	$658,136	$126,207	$75,124	$2,474,653
Notes receivable from participants	24,633	18,575	2,662	1,877	47,747
Net Assets Available for Benefits	$1,639,819	$676,711	$128,869	$77,001	$2,522,400

See accompanying Notes to Financial Statements

DTE Energy Company Defined Contribution Plans

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2019
	SSOP	Local 223 Plan	Local 17 Plan	Gas ISOP	Total (Memorandum Only)
	(In thousands)
Additions to Net Assets Attributed to:
Plan's share of the DTE Energy Company Master Plan Trust investment income	$343,181	$143,128	$28,431	$16,442	$531,182
Interest on participant notes receivable	1,349	1,048	146	101	2,644

Contributions:
Employer	41,021	18,489	2,577	2,096	64,183
Participant	65,990	34,363	9,370	3,418	113,141
Rollover	8,322	1,940	45	208	10,515
	115,333	54,792	11,992	5,722	187,839
Net transfers from other sponsored plans and other	—	1,877	—	—	1,877
Total Additions	459,863	200,845	40,569	22,265	723,542

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(171,432)	(73,000)	(8,679)	(10,028)	(263,139)
Investment advisory and other fees	(1,795)	(720)	(133)	(92)	(2,740)
Net transfers to other sponsored plans and other	(845)	—	(574)	(458)	(1,877)
Total Deductions	(174,072)	(73,720)	(9,386)	(10,578)	(267,756)

Net Increase	285,791	127,125	31,183	11,687	455,786

Net Assets Available for Benefits
Beginning of year	1,639,819	676,711	128,869	77,001	2,522,400
End of year	$1,925,610	$803,836	$160,052	$88,688	$2,978,186

See accompanying Notes to Financial Statements

DTE Energy Company Defined Contribution Plans

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLANS
The following description of the DTE Energy Company Savings and Stock Ownership Plan (SSOP), the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (Local 223 Plan), the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers (Local 17 Plan), and the DTE Gas Company Investment and Stock Ownership Plan (Gas ISOP) (collectively, the Plans) provides only general information. Participants should refer to the respective Summary Plan Descriptions and the respective Plan documents for a more complete description of each of the Plans' provisions.
General
The Plans are voluntary, defined contribution plans covering the employee groups described below.
The SSOP covers regular full-time and part-time employees of DTE Electric Company (DTE Electric), DTE Gas Company (DTE Gas), DTE Enterprises, Inc., DTE Energy Corporate Services, LLC (DTE LLC), affiliates of DTE LLC (Participating Affiliates), Citizens Gas Fuel Company (Citizens Gas), and Midwest Energy Resources Company (MERC) that are not represented by a collective bargaining agreement. The SSOP also covers certain regular full-time and part-time employees of DTE Electric, Citizens Gas, and non-regulated Participating Affiliates who are represented by collective bargaining agreements.
The SSOP has three distinct subdivisions, which originate from the merger of former plans. These subdivisions are generally referred to as the DTE Electric Plan, the MCN Plan, and the Citizens Plan. Participation in the subdivisions may be dependent upon the defined benefit plan in which the employee participates.
DTE LLC is a subsidiary of DTE Energy Company (DTE Energy). DTE LLC, the specific employers listed above, and the Participating Affiliates are otherwise referred to as the “Company” or “Companies.”
The Local 223 Plan covers regular full-time and part-time employees of a Regulated Participating Employer (DTE LLC, DTE Electric, and DTE Gas) represented by Local 223 of the Utility Workers Union of America.
The Local 17 Plan covers regular full-time and part-time employees of the Company represented by Local 17 of the International Brotherhood of Electrical Workers.
The Gas ISOP covers regular full-time and part-time employees of the Company represented by:

•	Local #799C Transmission and Storage Operations (T&SO), International Chemical Workers Union Council, United Food and Commercial Workers;

•	Local #799C Northern, International Chemical Workers Union Council, United Food and Commercial Workers;

•	Local #70C, International Chemical Workers Union Council, United Food and Commercial Workers; or

•	Local #132C, International Chemical Workers Union Council, United Food and Commercial Workers
Employees are eligible to participate in the respective Plans as soon as administratively practicable upon hire. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
DTE LLC is the sponsor of the Plans. The DTE Energy Benefit Plan Administration Committee (BPAC) is the administrator of the Plans (Plan Administrator). The Plan Administrator has the responsibility for the day-to-day administration of the Plans. DTE LLC, acting through the DTE Energy Investment Committee, is responsible for the selection and retention of the Plans' investment options and any investment manager that may be appointed under the DTE Energy Company Master Plan Trust (Master Trust). Great-West Trust Company, LLC is the Plans' Trustee (Trustee), and Empower Retirement is the Plans' recordkeeper (Recordkeeper).
Investment management fees, brokerage fees, transfer taxes, and other expenses incidental to the purchase or sale of securities are paid from investment assets.

DTE Energy Company Defined Contribution Plans

Notes to Financial Statements — (Continued)

Contributions
Each of the Plans provides for Employee Contributions in the form of pre-tax contributions (Tax Deferred Contributions), post-tax contributions (Employee After-Tax Contributions) (excluding Citizens Plan), and Roth 401(k) Contributions, up to a maximum of 100% of annual eligible compensation (as defined by the respective Plans) and subject to maximum limitations established by the Internal Revenue Code of 1986, as amended (IRC). Certain employee groups are automatically enrolled with a 4 percent pre-tax deferral rate. If stated in the respective Plan document, the deferral rate increases 1 percent each year, until it reaches a maximum of 10 percent. Participants age 50 or older in the plan year are also eligible to make Catch-Up Contributions and Roth 401(k) Catch-Up Contributions subject to the limitations established by the IRC. Participants may also directly roll over into the plans distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions).
After six months of service for participants of the Local 223, Local 17, and Gas ISOP Plans, after two years of service for participants of the Citizens Plan subdivision of the SSOP, and upon hire for all other participants, the Company makes Company Contributions on behalf of eligible participants (as defined by the respective Plans) based on a participant’s Employee Contributions, excluding Catch-Up Contributions. The amount of the Company Contribution is dependent upon the respective Plan and participant's employee group, as specified in the Plan document.
For eligible employees of the SSOP, Local 223, and Gas ISOP Plans, and as defined in those respective Plan documents, the Company will make a Non-Elective Contribution each pay period equal to 4% of the participant’s eligible compensation. Employees do not need to make Employee Contributions to be eligible for the Non-Elective Contribution.
Participant Accounts
Each participant's account is increased with the participant's Employee Contributions, including eligible Direct Rollover Contributions, Company Contributions, Non-Elective Contributions, and investment earnings. Each participant's account is reduced by withdrawals, loans and fees. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Employee Contributions and Direct Rollover Contributions are fully vested at all times. In general, Company Contributions and Non-Elective Contributions will vest according to the following schedule:

Years of Service	Percent Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%
In addition, a participant will generally have a fully vested interest in Company Contributions and Non-Elective Contributions upon (a) attainment of age 65 while actively employed, (b) disability, as defined in the Plans, (c) death, or (d) in some cases, in connection with the sale of a business.
Investment Options
Participants may elect to have their Employee Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds held in the Master Trust. The Company Contributions and Non-Elective Contributions (for the Local 223 Plan and Gas ISOP only) will be initially invested in the DTE Energy Stock Fund. For the remaining plans, the Company Contributions and Non-Elective Contributions will be made either in cash or in shares of DTE Energy Common Stock at the option of DTE LLC. If the Company Contribution or Non-Elective Contribution is made in cash, the DTE Energy Stock Fund will immediately purchase shares of DTE Energy Common Stock at current market rates. Participants can elect to transfer Company Contributions and Non-Elective Contributions from the DTE Energy Stock Fund to one or more investments at any time.

DTE Energy Company Defined Contribution Plans

Notes to Financial Statements — (Continued)

The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plans. Quarterly dividends from DTE Energy Common Stock are automatically reinvested in DTE Energy Common Stock, unless distributed. DTE Energy Common Stock dividends may be paid out in cash on a quarterly basis, at the participant's election, and are reported as distributions in the accompanying Statements of Changes in Net Assets Available for Benefits.
The Trustee purchases and sells shares of DTE Energy Common Stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy Common Stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.
A participant's interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.
Administrative Expenses
The Company generally pays the Plans' Trustee fees and certain other administrative expenses of the Plans.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of DTE Energy Common Stock allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant in the DTE Electric Plan subdivision of the SSOP, in the Local 223 Plan, or in the Local 17 Plan. For the remaining subdivisions of the SSOP and for the Gas ISOP, shares with respect to which the Trustee does not receive voting instructions will be voted by the Trustee in the same proportion as shares for which the Trustee receives voting instructions.
Distributions, Withdrawals, and Participant Notes Receivable
Distributions can be made upon termination of employment, death or disability, as defined under each of the plans. Some distribution options include 100% lump sum payments, installment payments, or partial lump sum payments (no more than four times per year). Distributions cannot be deferred beyond April 1st of the year following the year the participant attains age 70 ½ unless the participant is still employed by the Company. The Plans also allow participants to withdraw, prior to termination of employment, certain portions of their account balances as an in-service distribution, upon attainment of age 59 ½, or under financial hardship, as defined in the respective Plan documents.
Participants may borrow from their accounts subject to certain maximum and minimum amounts as described by the respective Plan documents and the IRC. Notes receivable, for which only two notes receivable per participant can be outstanding at a given time, are collateralized by the participant’s account balance and bear interest at a market rate. No loans may be made from Company Contributions or Non-Elective Contributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate each of the Plans subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event any of the Plans terminate, participants will become 100% vested within those respective terminated Plans.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Total (Memorandum Only)
The “Total (Memorandum Only)” columns in the accompanying Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits represent the total balances and activity for the Plans currently participating in the Master Trust.

DTE Energy Company Defined Contribution Plans

Notes to Financial Statements — (Continued)

Valuation of Investments and Income Recognition
Investments are reported at fair value. The common/collective trusts are reported at net asset value (NAV) as a practical expedient for fair value. See Note 4, "The DTE Energy Company Master Plan Trust," for additional information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Master Trust's net gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are valued at cost plus accrued interest. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management of the Plans to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Master Trust invests in various securities, including registered investment companies, DTE Energy Common Stock, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Master Trust makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk and the risks inherent in the inputs to valuation techniques. The Master Trust believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.

DTE Energy Company Defined Contribution Plans

Notes to Financial Statements — (Continued)

A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. The Master Trust classifies fair value balances based on the fair value hierarchy defined as follows:

•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Master Trust has the ability to access as of the reporting date.

•
Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•
Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.

NOTE 3 — FEDERAL INCOME TAX STATUS
The SSOP and the Gas ISOP each obtained a determination letter dated April 2, 2015. The Local 17 Plan and the Local 223 Plan each obtained a determination letter dated April 3, 2015. Each of the determination letters from the Internal Revenue Service (IRS) stated that the respective Plans, as then designed, were in compliance with the applicable requirements of the IRC. The Plans are qualified under Sections 401(a) and 401(k) of the IRC, and therefore, the related Master Trust is exempt from taxation. Accordingly, no provision for income taxes has been included in the accompanying financial statements. The Plans are no longer subject to federal income tax examinations by the IRS for years prior to 2016.

NOTE 4 — THE DTE ENERGY COMPANY MASTER PLAN TRUST
The Company established the Master Trust pursuant to a trust agreement with Great-West Trust Company, LLC, as trustee, in order to permit the commingling of trust assets of the Plans for investment and administrative purposes. The assets in the Master Trust are held in various participant-directed investments. Each of the Plans’ allocated portion of the investments is equal to the beginning of the year fair value of the Plans’ interest in the Master Trust, adjusted by the Plans’ allocated share of the Master Trust investment income and expenses, plus actual contributions, less actual distributions and allocated administrative expenses. Investment income and administrative expenses are allocated to the individual Plans based upon daily balances of the respective investments invested by each Plan.
At December 31, 2019 and 2018 each of the Plans' respective interests in the net assets of the Master Trust were as follows:

	2019
	Plan's Interest in Master Trust Balances
	SSOP	Local 223 Plan	Local 17 Plan	Gas ISOP	Master Trust Balances
	(In thousands)
Investments, at fair value:
Registered investment companies	$276,066	$96,409	$18,574	$10,973	$402,022
DTE Energy Common Stock	315,509	216,884	34,310	21,897	588,600
Common/collective trusts	1,308,775	471,121	104,123	53,874	1,937,893
Assets held in Master Trust	$1,900,350	$784,414	$157,007	$86,744	$2,928,515

DTE Energy Company Defined Contribution Plans

Notes to Financial Statements — (Continued)

	2018
	Plan's Interest in Master Trust Balances
	SSOP	Local 223 Plan	Local 17 Plan	Gas ISOP	Master Trust Balances
	(In thousands)
Investments, at fair value:
Registered investment companies	$234,200	$80,691	$15,270	$9,546	$339,707
DTE Energy Common Stock	267,910	186,791	28,771	19,261	502,733
Common/collective trusts	1,113,076	390,654	82,166	46,317	1,632,213
Assets held in Master Trust	$1,615,186	$658,136	$126,207	$75,124	$2,474,653
The following is a summary of investment income in the Master Trust for the year ended December 31, 2019:

2019
(In thousands)
Net appreciation	$498,162
Dividends and interest	33,020
Total investment income	$531,182
The following tables present investments of the Master Trust measured and recorded at fair value on a recurring basis as of December 31, 2019 and 2018:

	2019
	Level 1	Other(a)	Total
	(In thousands)
Registered investment companies	$402,022	$—	$402,022
DTE Energy common stock	588,600	—	588,600
Common/collective trusts	—	1,937,893	1,937,893
Total Investments at fair value	$990,622	$1,937,893	$2,928,515
_______________________________________

(a)	Amounts represent assets valued at net asset value (NAV) as a practical expedient for fair value.

	2018
	Level 1	Other(a)	Total
	(In thousands)
Registered investment companies	$339,707	$—	$339,707
DTE Energy common stock	502,733	—	502,733
Common/collective trusts	—	1,632,213	1,632,213
Total Investments at fair value	$842,440	$1,632,213	$2,474,653
___________________________

(a)	Amounts represent assets valued at NAV as a practical expedient for fair value.
The Plans had no Level 2 or Level 3 assets at December 31, 2019 and 2018.
Registered Investment Companies (mutual funds)
Valued at the NAV of shares held by the plans at year end, as quoted in the active market, and are classified within Level 1 of the valuation hierarchy.
DTE Energy Common Stock
Valued at the closing price reported on the New York Stock Exchange and is classified within Level 1 of the valuation hierarchy.

DTE Energy Company Defined Contribution Plans

Notes to Financial Statements — (Continued)

Common/Collective Trusts
Represents interests in pooled investment vehicles designed primarily for collective investment of employee benefit trusts. The fair value of the investments in this category has been estimated using the NAV per unit as a practical expedient provided by the fund managers. There were no unfunded commitments at December 31, 2019 and 2018. There were no redemption restrictions or redemption notice periods at December 31, 2019 and 2018, and the assets can be redeemed from the Plans at any time.
NOTE 5 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Master Trust holds shares of DTE Energy Company Common Stock; therefore, this transaction qualifies as a party-in-interest transaction.
At December 31, 2019 and 2018, the Master Trust held 4,532,416 and 4,557,870 shares, respectively of DTE Energy Company Common Stock with a fair value (in thousands) of $588,600 and $502,733, respectively. For the year ended December 31, 2019, the Master Trust received dividends on DTE Energy Company Common Stock (in thousands) of $17,017. For the year ended December 31, 2019, 995,059 shares of DTE Energy Company Common Stock were purchased for $124,243 (in thousands) and 1,021,172 shares were sold for $127,479 (in thousands).

NOTE 6 — SUBSEQUENT EVENT - COVID-19
During the 1st quarter 2020, the COVID-19 pandemic began impacting Michigan and the other service territories in which the Company operates.  The spread of COVID-19 and efforts to contain the virus resulted in closures and reduced operations of businesses, governmental agencies, and other institutions, and volatility in financial markets.  The pandemic did not have any impact to the financial statements of the Plans for the year ended December 31, 2019.  There have also been no plan terminations or other significant changes to the Plans as a result of the COVID-19 pandemic.

Supplementary Information

DTE Energy Company Savings and Stock Ownership Plan
Federal Employer Identification Number: 20-5898509; Plan Number: 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
Form 5500, Schedule H, Part IV, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant notes receivable	Participant notes receivable with interest rates ranging from 4.25% to 11.00%	$—	$25,259,587

* Party-in-interest

Supplementary Information

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America
Federal Employer Identification Number: 20-5898509; Plan Number: 003

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
Form 5500, Schedule H, Part IV, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant notes receivable	Participant notes receivable with interest rates ranging from 4.25% to 12.00%	$—	$19,422,023

* Party-in-interest

Supplementary Information

DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers
Federal Employer Identification Number: 20-5898509; Plan Number: 004

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
Form 5500, Schedule H, Part IV, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant notes receivable	Participant notes receivable with interest rates ranging from 4.25% to 6.50%	$—	$3,044,902

* Party-in-interest

Supplementary Information

DTE Gas Company Investment and Stock Ownership Plan
Federal Employer Identification Number: 20-5898509; Plan Number: 006

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
Form 5500, Schedule H, Part IV, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant notes receivable	Participant notes receivable with interest rates ranging from 4.25% to 12.00%	$—	$1,943,709

* Party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

June 19, 2020	/s/ DIANE M. ANTISHIN
Diane M. Antishin
Vice President Human Resources, Chief Diversity & Inclusion Officer, and Chair of Benefit Plan Administration Committee

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA

June 19, 2020	/s/ DIANE M. ANTISHIN
Diane M. Antishin
Vice President Human Resources, Chief Diversity & Inclusion Officer, and Chair of Benefit Plan Administration Committee

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

June 19, 2020	/s/ DIANE M. ANTISHIN
Diane M. Antishin
Vice President Human Resources, Chief Diversity & Inclusion Officer, and Chair of Benefit Plan Administration Committee

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE GAS COMPANY INVESTMENT AND STOCK OWNERSHIP PLAN

June 19, 2020	/s/ DIANE M. ANTISHIN
Diane M. Antishin
Vice President Human Resources, Chief Diversity & Inclusion Officer, and Chair of Benefit Plan Administration Committee